UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission file number of issuing entity: 333-150095-08

Honda Auto Receivables 2010-2 Owner Trust

(Exact name of issuing entity as specified in its charter)

Commission file number of depositor: 333-173202

American Honda Receivables LLC,

as successor to American Honda Receivables Corp.

(Exact name of depositor as specified in its charter)

American Honda Finance Corporation

(Exact name of sponsor as specified in its charter)

American Honda Receivables LLC

20800 Madrona Avenue

Torrance, CA 90503

(310) 972-2511

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Honda Auto Receivables 2010-2 Owner Trust

0.51298% Asset Backed Notes, Class A-1

0.82% Asset Backed Notes, Class A-2

1.34% Asset Backed Notes, Class A-3

1.93% Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Honda Auto Receivables 2010-2 Owner Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HONDA AUTO RECEIVABLES 2010-2 OWNER TRUST

By:	American Honda Finance Corporation,
as Servicer

	By:	/s/ Paul Honda
Mr. Paul C. Honda
Vice President and Assistant Secretary

Date:   September 18, 2013